FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2004

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
                Chief Financial Officer
                Teva Pharmaceutical Industries Ltd.
                (011) 972-2-589-2840
            Bill Fletcher
                President and CEO
                Teva North America
                (215) 591-8800
            Dorit Meltzer
                Director, Investor Relations
                Teva Pharmaceutical Industries Ltd.
                (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA BOARD OF DIRECTORS AUTHORIZES THE REPURCHASE OF UP TO $300 MILLION OF TEVA SECURITIES

Jerusalem, Israel, September 3, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that its Board of Directors has authorized the Company to purchase up to an aggregate of $300 million worth of its ordinary shares/ADRs and the convertible debentures of its finance subsidiaries in open market transactions from time to time. The timing of repurchases and the exact number of securities to be purchased will depend upon prevailing market conditions and other factors. Repurchases under this program will be made using the Company's own cash resources and may be commenced or suspended at any time or from time-to-time. Any such market purchases will be effected under the supervision of a special committee of the Board.

"We believe that the current valuation of Teva's shares makes repurchases of Teva's shares or convertible debentures a good investment and represents an attractive opportunity to enhance long-term shareholder value." said Israel Makov, President and Chief Executive Officer.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
         Name: Dan Suesskind
         Title: Chief Financial Officer

Date: September 03, 2004